June 13, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (301)718-2444</u>

Frank A. Carchedi
Chief Financial Officer
CoStar Group, Inc.
2 Bethesda Metro Center, 10th Floor
Bethesda, Maryland 20814

Re: CoStar Group, Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2005
        Filed March 7, 2006
        File No. 000-24531

Dear Mr. Carchedi:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant